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                          March 10, 2021

       Chris Schelling
       President and Chief Executive Officer
       Acer Therapeutics Inc.
       One Gateway Center, 300 Washington Street, Suite 351
       Newton MA 02458

                                                        Re: Acer Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253838

       Dear Mr. Schelling:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Patty M. DeGaetano,
Esq.